UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 4)

LaSalle Hotel Properties
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

517942108
(CUSIP Number)

Christopher M. McLean HG Vora Capital Management, LLC 330 Madison Avenue, 20th Floor New York, NY 10017 (212) 707-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Jeffrey R. Katz
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
(617) 951-7072

August 22, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO.: 517942108

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 9,000,000
	(8)	SHARED VOTING POWER: 0
	(9)	SOLE DISPOSITIVE POWER: 9,000,000
	(10)	SHARED DISPOSITIVE POWER: 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,000,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.2%

(14)	TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

__________________

1 of 4

INTRODUCTORY STATEMENT

This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission on April 2, 2018, as amended by Amendment No. 1 filed on April 23, 2018, Amendment No. 2 filed on May 14, 2018, and Amendment No. 3 filed on June 12, 2018, by HG Vora Capital Management, LLC (the “Manager” or the “Reporting Person”) with respect to the shares of Common Stock of LaSalle Hotel Properties owned directly by the HG Vora Special Opportunities Master Fund, Ltd. The Manager is hereinafter referred to as the “Reporting Person.” Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party. Capitalized terms used but not defined herein shall have the meaning given in the Schedule 13D, as amended.

Items 4, 5, and 7 of the Schedule 13D are hereby amended and supplemented as follows.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock for investment purposes in the ordinary course of business and presently holds approximately 8.2% of the Issuer’s Common Stock. On August 22, 2018, the Reporting Person sent the letter attached hereto as Exhibit 1 to the Board of Trustees of LaSalle Hotel Properties.

The Reporting Person has engaged, and may continue to engage, in communications with the Issuer's management and Board of Trustees concerning strategic alternatives, including a potential sale of the Issuer.

Except for the foregoing, the Reporting Person does not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	Manager - 9,000,000 shares of common stock, which represents 8.2% of the Issuer's outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer's 110,397,737 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018.

(c) In the 60 days prior to this filing, the following describes the Reporting Person’s purchase and sale activity in shares of Common Stock in the open market:

Trade Date	Shares Purchased/(Sold)	Avg. Price of Shares Purchased/Sold
7/23/2018	(1,000,000)	35.06

(d) and (e). Not applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - August 22, 2018 Letter from HG Vora Capital Management, LLC to the Trustees of LaSalle Hotel Properties.

2 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2018

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member

4 of 4

Exhibit 1

August 22, 2018

Mr. Michael Barnello

Ms. Denise Coll

Mr. Jeffrey Foland

Mr. Darryl Hartley-Leonard

Mr. Jeff Martin

Mr. Stuart Scott

Mr. Donald Washburn

c/o Mr. Kenneth Fuller

Corporate Secretary

LaSalle Hotel Properties

7550 Wisconsin Avenue, 10th floor

Bethesda, MD 20814

Dear Trustees of LaSalle Hotel Properties:

We owned 10.0 million shares or 9.1% of LaSalle Hotel Properties (“LaSalle” or the “Company”) as of the record date for the proposed take-under transaction with affiliates of Blackstone Real Estate Partners VIII (the “Blackstone Transaction”). We intend to vote against the Blackstone Transaction as it does not maximize value for LaSalle shareholders. We believe the revised acquisition offer proposed on August 21, 2018 by Pebblebrook Hotel Trust (“Pebblebrook”) constitutes a Superior Proposal under the Agreement and Plan of Merger among the Company and Blackstone. For the avoidance of doubt, our vote against the Blackstone Transaction is not an endorsement of your standalone plan. We again strongly encourage you to negotiate a merger transaction with Pebblebrook or obtain an equivalent offer from Blackstone as opposed to requesting your shareholders vote between two clearly inferior outcomes.

Sincerely,

Parag Vora